Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

People’s Bank:

We consent to the use of our report dated March 3, 2006, except for Note 20, which is dated October 30, 2006, with respect to the consolidated statements of condition of People’s Bank and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2005, and of our report dated March 3, 2006 with respect to management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 and the effectiveness of internal control over financing reporting as of December 31, 2005, which reports are included in the Prospectus, as amended, (Registration No. 333-138389) of People’s United Financial, Inc., incorporated herein by reference.

Stamford, Connecticut

February 23, 2007